GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	1

This Management’s Discussion and Analysis (“MD&A”) prepared as of August 10, 2011, reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the six month financial period ended June 30, 2011, and other material events up to the date of this report. The following discussion should be read in conjunction with the December 31, 2010 annual audited consolidated financial statements and related notes with reference to the reconciliation referred to below together with the MD&A and the unaudited condensed consolidated interim financial statements and related notes for the period ended June 30, 2011.

The financial data included in the discussion provided in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 and has restated its balance sheet as at January 1, 2010 (“transition date”) to comply with IFRS presentation of comparative information. The three months ended June 30, 2011 is the Company’s second reporting period under IFRS and the effects of the transition from Canadian generally accepted accounting principles (“Canadian GAAP) to IFRS on previously reported comparative periods financial statements is explained and set out in note 14 to these unaudited condensed consolidated interim financial statements. All dollar amounts are in thousands of Canadian dollars, unless otherwise noted.

RECENT DEVELOPMENTS

We continue to work towards achieving the goals of our 3-year (2010-12) growth strategy for our two operations. Key to the success of the growth strategy is the delineation of new National Instrument (“NI 43-101”) compliant Mineral Resources. Drilling is being accelerated in 2011 to achieve these goals for 2012. Also, the addition of new production areas, from the increased development in the first two quarters, and better grade control are anticipated to lead to increased mine output and higher grades in the second half of 2011.

New NI 43-101 compliant Mineral Resource estimates by RPA have been published for both operations. Resources for Topia support current and future mine expansions and the plant capacity has been increased to accommodate those expansions. Resource estimates for Guanajuato support medium term production goals and plant capacity has already exceeded what is required to achieve these. The published resources did not include estimates for the Guanajuatito area and the San Ignacio property. The NI 43-101 Mineral Resource estimates for San Ignacio and Guanajuatito are being prepared for release later this year while the resources for other areas of Guanajuato will be updated as new drilling data is interpreted.

Due to delays in shipments of concentrate from its Guanajuato mine, inventories at quarter end were significantly higher than normal which resulted in lower second quarter revenue and net income than anticipated. However, once these sales are realized, revenue and net income will be positively affected in coming quarters.

We sell our concentrates for both the Topia and Guanajuato mines through contracts with third party metal traders. During the second quarter, the principal trader, who is contractually obligated to take agreed upon concentrate volumes from Guanajuato, initially advised us that there would be delays in fulfilling their contractual obligations until later in the quarter, at which time they would catch up and clear the backlog. Towards the end of the quarter, they advised that the delays would persist due to conditions at the smelter. We have been working with this trader continuously and towards the end of June, we were able to arrange for the sale of a portion but not all of the concentrates. The sale of concentrates from the Topia mine have been unaffected by this issue as these are sold to a different trader.

We have also been working directly with other metal traders and smelters to sell the balance of concentrates and expect that any such new arrangements, together with the existing contract, will allow us to sell the concentrate inventory on hand at Guanajuato through the balance of the year. Some smelters have sharply increased their refining charges in response to higher precious metal prices but we have decided to stockpile the concentrate rather than sell it under these onerous conditions.

We believe that this is a short-term issue which will be resolved over the next two quarters. We expect that quarterly revenue will be uneven until the backlog of concentrate is reduced. We have a strong cash position so the temporary build-up of inventory has not caused any operational changes and we have not altered our plans to increase production.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	2

SECOND QUARTER SUMMARY

		Change from		Change from
	Second	Second	Year to Date	Year to Date
Highlights	Quarter 2011	Quarter 2010	2011	2010

Revenue	$8,560	DOWN 8%	$24,020	UP 39%
Earnings from mining operations	$3,951	UP 15%	$12,564	UP 111%
Net income	$2,501	DOWN 43%	$9,510	UP 78%
Earnings per share - basic	$0.02	DOWN 50%	$0.08	UP 60%
Earnings per share - diluted	$0.02	DOWN 50%	$0.07	UP 40%
Silver ounces produced (excluding equivalent ounces of gold, zinc and lead)	386,210	DOWN 6%	796,850	UP 4%
Silver equivalent ounces produced (1)	562,944	DOWN 2%	1,170,169	UP 6%
Silver payable ounces	193,914	DOWN 48%	542,353	DOWN 22%
Total cash cost per silver ounce (2)	$11.84	UP 54%	$10.69	UP 47%
Average revenue per silver ounce sold	$36.21	UP 99%	$37.02	UP 104%
  Closed equity offering for gross proceeds of $24.2 million on April 12, 2011.

  Cash and cash equivalents of $37.7 million at June 30, 2011.

  8% decrease in revenue to $8.6 million for the quarter ended June 30, 2011 from $9.3 million for the same period in 2010.

  39% increase in revenue to $24.0 million for the six months ended June 30, 2011 from $17.0 million for the same period in 2010.

  15% increase in gross profit (earnings from mining operations) to $4.0 million for the three months ended June 30, 2011 from $3.4 million for the same period in 2010.

  43% decrease in net income to $2.5 million for the quarter ended June 30, 2011 from $4.4 million for the same period in 2010, due to a one-time deferred income tax recovery of $3.0 million in 2010.
(1)	Silver equivalent ounces in 2011 were established using prices of US$1,200 per oz of gold, US$20 per oz of silver, US$0.90 per lb of lead, and US$0.90 per lb of zinc.

(2)

“Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	3

  25% increase in Adjusted EBITDA(3) to $3.1 million for the three months ended June 30, 2011 from $2.5 million for the three months ended June 30, 2010.

  2% decrease in overall metal production to 562,944 silver equivalent ounces (“Ag eq oz”) for the quarter ended June 30, 2011 from 574,740 for the same period in 2010.

  6% decrease in silver production from 410,583 for the quarter ended June 30, 2010 to 386,210 Ag oz for the quarter ended June 30, 2011.

  31% increase in gold production to 1,931 Au oz for the three months ended June 30, 2011 compared to 1,474 Au oz for the same period in 2010.

  3% increase in overall metal production at Topia for a quarterly record of 212,108 Ag Eq oz as compared to the same period in 2010.

  18% increase in silver production at Topia for a quarterly record of 143,774 Ag oz as compared to the same period in 2010.

  30% increase in plant throughput at both operations to 56,643 from 43,555 tonnes for the three months ended June 31, 2011 and 2010, respectively.

  Exploration drilling continues from surface at San Ignacio and from underground at Rayas and Guanajuatito in Guanajuato.

  54% increase in cash cost per silver ounce, net of by-products, for the second quarter of 2011 to US$11.84 from US$7.70 for the second quarter of 2010.

  Joined the Russell Global Index and the Market Vectors Junior Gold Miners Index raising the Company profile with investment managers and institutional investors.

  On July 12, 2011, purchased the new Santa Rosa silver-gold project totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato, Mexico for US$1.5 million, increasing land holdings in Guanajuato by 136%.

OVERVIEW

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR” and on the New York Stock Exchange (“NYSE”) Amex, trading under the symbol “GPL”. Our current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also pursuing acquisition opportunities throughout Latin America to add a third mine to its portfolio of properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, we incorporated Metalicos de Durango, S.A, de C.V. (“MD”) and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	4

MINE OPERATING RESULTS

Consolidated Operations

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Tonnes milled	56,643	53,993	48,142	46,039	43,555	44,657	47,121	42,004
Production
Silver ounces	386,210	410,640	385,022	382,220	410,583	357,132	390,026	398,811
Gold ounces	1,931	2,310	1,943	2,201	1,474	1,598	2,456	1,951
Lead tonnes	266	241	234	271	297	290	205	211
Zinc tonnes	348	345	304	352	357	345	248	263
Silver equivalent ounces (1)	562,944	607,225	565,660	588,454	574,740	526,948	625,288	597,057
Silver payable ounces	193,914	348,439	369,940	364,991	374,631	319,196	363,282	401,008
Cost per ounce (USD)	$ 11.84	$ 10.05	$ 8.41	$ 6.76	$ 7.70	$ 6.72	$ 4.80	$ 5.48

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Metal production from the two mines, at 562,944 Ag eq oz, including 386,210 ounces silver, 1,931 ounces gold, 266 tonnes lead, and 348 tonnes zinc, is within 2% of production for the second quarter 2010. Plant throughput is up by an average of 30% compared to the second quarter of 2010. However, ore grades were lower than anticipated. Record quarterly metal production of 212,108 Ag eq oz was achieved at Topia, including record silver production of 143,774 silver ounces ("Ag oz").

For the six months ended June 30, 2011, the combined metal production, at 1.17 million Ag eq oz, is up 6% from a year ago and the production rate is expected to increase further in the second half of the year.

Guanajuato Mine

Metal production at Guanajuato during the second quarter was down over the previous quarter primarily due to lower mined grades and, to a lesser degree, the installation and commissioning of a new flotation circuit in the plant. The Guanajuato operation processed 44,748 tonnes (up 30% from the second quarter of 2010), at ore grades of 1.38g/t Au and 193g/t Ag (down 26% from the second quarter of 2010), to produce 1,807 Au oz and 242,436 Ag oz, or 350,836 Ag eq oz (down 5% from the second quarter of 2010). The plant throughput includes old surface dump material hauled from the San Ignacio property totaling 4,437 tonnes at low ore grades of 0.45 g/t Au and 66 g/t Ag to produce 8,323 Ag eq oz. Despite the lower grade of this material, it was processed to check the metallurgy of San Ignacio mineralization, with positive results.

The Guanajuato plant achieved excellent gold and silver recovery of 90.8% and 87.4%, respectively. The installation of five new 5.0 cubic metre Outotec flotation cells, including an automated control system, was completed and commissioned in May together with a third set of Krebs cyclones. Metallurgical performance improved in June and is expected to improve further as ore quality improves.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	5

The market for high grade precious metals concentrate sales became more difficult during the quarter as a result of a global surplus of concentrates due to the general upsurge in mine production in response to higher metal prices. We have a contract to sell the Guanajuato concentrates through a trader to an overseas smelter; however, owing to technical reasons, the smelter has reduced the quantity of purchases, such that inventories of unsold concentrates at Guanajuato were significantly higher than normal at the end of the second quarter. While this will influence second quarter revenue, it is considered to be a short-term issue and negotiations with alternative buyers are being pursued.

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3

Tonnes milled	44,748	42,980	39,061	35,761	34,379	34,912	39,853	34,325

Production
Silver (ounces)	242,436	273,421	255,372	250,629	288,825	225,030	287,101	288,087
Gold (ounces)	1,807	2,217	1,835	2,042	1,289	1,453	2,367	1,872

Silver equivalent ounces(1)	350,836	406,419	370,062	378,283	369,390	315,820	470,025	432,795

Silver payable ounces	85,427	235,809	240,137	246,344	262,708	204,893	262,430	291,649

Average ore grade
Silver (g/t)	193	222	228	248	291	233	271	315
Gold (g/t)	1.38	1.75	1.60	1.96	1.35	1.51	2.14	2.00

M etal recoveries
Silver	87.4%	89.2%	89.1%	87.8%	89.9%	86.1%	82.6%	82.9%
Gold	90.8%	91.5%	91.1%	90.5%	86.6%	85.5%	86.4%	84.8%

Concentrate grades
Silver (g/t)	10,485	9,797	12,548	10,766	12,252	11,774	13,488	14,131
Gold (g/t)	78	79	90	88	55	76	111	92

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Cata Clavo production improved and contributed 38% of total metal production from 14,000 tonnes at ore grades of 266g/t Ag and 1.11g/t Au. Development on the new 510 metre level will access both the Alto 1 and Veta Madre zones in the third quarter to provide additional stoping areas for higher production at higher than average ore grades.

Production stoping of the Santa Margarita vein progressed well at the planned 50 tonnes per day ("tpd"), although gold grades of the ore extracted were lower than in previous quarters, at 5.1g/t Au. Production from this vein will be increased by year end when a second production level is established on the 475 metre level.

Production from the Los Pozos area on the 310, 345 and 380 metre levels progressed, with ore production at 225 tpd contributing 37% of total metal production from 16,700 tonnes at estimated grades of 215g/t Ag and 0.93g/t Au. These grades are below those expected from channel sampling, and steps are being taken to improve grade control in this area. Mining efficiencies are also being improved and an access decline ramp is being driven to establish a fourth production level. Exploratory diamond drilling from the 390 metre level has intercepted the orebody below this level and deeper exploratory drilling will probe the Los Pozos zone down to the 500 metre level.

The ramp haulage system is being upgraded and extended to the Cata shaft ore loading pocket such that, as of August, the inclined hoisting shafts of both Rayas and Cata will be redundant, thereby eliminating current bottlenecks to production efficiency.

Stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,000 tonnes at grades of 167g/t Ag and 0.90g/t Au. Ramp access is being extended to the 160 metre level where diamond drilling has indicated an extension of the orebody.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	6

Underground diamond drilling at Guanajuato totaled 7,137 metres, with 36 holes completed during the quarter. Drilling tested: (1) the potential of the Deep Rayas area - 3,654 metres, (2) the Guanajuatito North Zone area - 2,779 metres, (3) the Valenciana area - 413 metres, and (4) the Los Pozos area - 291 metres. Results to date are being compiled and will be announced in due course. During the third quarter, it is expected that the Deep Rayas drill rig will move to the Los Pozos area and then on to Valenciana exploration. The Valenciana area is currently being rehabilitated and drill stations established in order to accommodate the deep drilling program. Drilling to explore the Guanajuatito area will continue. An additional rig will drill the Santa Margarita inferred resource area and a new, smaller rig will drill the deeper resource area of Cata.

Meanwhile, underground development continues, providing additional diamond drill stations for the Santa Margarita, Deep Valenciana and Guanajuatito areas. Underground diamond drilling is being accelerated in the third and fourth quarters.

On July 18, 2011, we announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato. The claims are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the "La Sierra" vein system. The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends. Presently we are mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

There are numerous past producing mines along the La Sierra system, including AuRico Gold's currently operating El Cubo mine, with 620,000 gold equivalent ounces in reserves (source: AuRico Gold Inc. website). While several old mines, some with multiple levels, are evident on the newly-acquired concessions (collectively called “the Santa Rosa Project”), no production records exist. The concessions are within trucking distance to our Cata plant in Guanajuato.

Through the course of due diligence, we have already completed considerable ground work on the Santa Rosa claims. Multiple veins with argillic alteration and erratic silver and gold values have been identified. Having now signed the formal agreement, we will be immediately re-commencing geological mapping and rock sampling, while potential drill sites are being investigated to test the various structures.

The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico). A royalty of 1.3% is payable from ore produced from the four claims.

Compared to the second quarter of 2010, total cash production costs were lower due to delayed concentrate shipments which increased inventory. (The actual costs were adjusted according to the costs to produce only that metal that was sold).

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Direct cash production costs	$ 1,648	$ 3,479	$ 3,891	$ 3,253	$ 2,956	$ 2,939	$ 3,117	$ 3,251
Smelter and transportation	186	511	451	383	310	190	200	226
Total cash cost	$ 1,834	$ 3,990	$ 4,342	$ 3,636	$ 3,266	$ 3,129	$ 3,317	$ 3,477
By-product credits (1)	(1,241)	(2,118)	(2,638)	(2,263)	(1,420)	(1,558)	(2,376)	(1,823)
CAD Cash operating costs	$ 593	$ 1,872	$ 1,704	$ 1,373	$ 1,846	$ 1,571	$ 941	$ 1,654
USD Cash operating costs	$ 540	$ 1,850	$ 1,681	$ 1,319	$ 1,796	$ 1,513	$ 891	$ 1,507
Payable Silver Production	85,427	235,809	240,137	246,344	262,708	204,893	262,430	291,649
USD Cash cost per ounce of silver	$ 6.32	$ 7.85	$ 7.00	$ 5.35	$ 6.83	$ 7.38	$ 3.40	$ 5.17

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	7

The cash cost per ounce of silver (refer to “Non-IFRS Measures” section) at Guanajuato for the three months ended June 30, 2011 of US$6.32 was 7% lower than US$6.83 in the second quarter of 2010. The second quarter 2011 cost per ounce decreased by 19% from the first quarter 2011 cost of US$7.85. Higher byproduct credits from increased gold content and higher realized gold prices helped to lower the unit costs.

Topia Mine

The Topia operation reported metal production of 143,774 oz of silver (a record), 124 oz of gold, 586,136 lbs of lead and 768,282 lbs of zinc, from milling 11,895 tonnes of ore. This equates to a record 212,108 Ag eq oz which is 6% higher than the previous quarter and 3% higher than the second quarter of 2010. Ore grades averaged 418g/t Ag, 0.40g/t Au, 2.34% Pb and 3.18% Zn.

As a result of the recent expansion of the Topia plant, a quarterly record of 11,895 tonnes was processed from our mines in the district. Metallurgical performance resulted in excellent recoveries of all metals. Silver, gold, lead and zinc recoveries in the second quarter were 89.9%, 81.6%, 95.5% and 92.2%, respectively. Lead concentrate grades of 53.33% Pb and 8,463g/t Ag were achieved while the zinc concentrate averaged 52.89% Zn and 674g/t Ag. In addition to processing the Company's ore, 3,170 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	8

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3

Tonnes milled	11,895	11,013	9,081	10,278	9,176	9,745	7,268	7,679

Production
Silver (ounces)	143,774	137,219	129,650	131,591	121,758	132,102	102,925	110,724
Gold (ounces)	124	93	108	159	185	145	89	79
Lead (tonnes)	266	241	234	271	297	290	205	211
Zinc (tonnes)	348	345	304	352	357	345	248	263

Silver equivalent ounces(1)	212,108	200,806	195,598	210,171	205,350	211,128	155,263	164,262

Silver payable ounces	108,487	112,630	129,803	118,647	111,923	114,303	100,852	109,359

Average ore grade
Silver (g/t)	418	420	485	441	446	459	481	492
Gold (g/t)	0.40	0.33	0.46	0.58	0.76	0.63	0.46	0.40
Lead (%)	2.34	2.32	2.78	2.81	3.39	3.20	2.99	2.95
Zinc (%)	3.18	3.42	3.64	3.72	4.22	3.91	3.78	3.84

M etal recoveries
Silver	89.9%	92.3%	91.5%	90.2%	92.4%	91.8%	91.6%	91.2%
Gold	81.6%	79.0%	81.5%	82.3%	82.9%	72.8%	83.9%	79.8%
Lead	95.5%	94.1%	92.7%	94.0%	95.4%	93.2%	94.5%	93.0%
Zinc	92.2%	91.5%	91.8%	92.0%	92.2%	90.5%	90.4%	89.3%

Concentrate grades
Lead
Silver (g/t)	8,463	9,167	8,656	8,355	7,347	7,874	8,786	8,971
Gold (g/t)	6.27	4.93	5.83	8.87	9.63	7.40	6.93	5.68
Lead (%)	53.33	54.61	52.70	57.79	61.01	57.87	58.64	57.16
Zinc (%)	8.65	9.46	7.60	9.12	8.47	9.19	9.24	10.14

Zinc
Silver (g/t)	674	687	656	438	491	486	447	449
Gold (g/t)	1.44	1.40	1.68	1.51	1.98	1.58	1.01	0.96
Lead (%)	1.50	1.68	1.77	0.96	1.07	1.56	0.91	0.74
Zinc (%)	52.89	54.08	51.14	53.87	53.90	52.57	55.41	54.78

(1)

For 2011, silver equivalent ounces for each metal were established using commodity prices of: US$1,200 per oz, US$20 per oz, US$0.90 per lb, and US$0.90 per lb for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Mine development continued to extend known areas and provide access to new mining areas. A surface road has been established at the San Gregorio/El Rosario vein operations to provide access at the 1,630 metre elevation which is 30 and 50 metres, respectively, below the current workings. At the Durangueno mine, the San Gregorio vein is being explored and prepared for production on the 1,475 elevation. As there are limited mineral resources and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments will provide for additional production in the second half of the year and add new mineral resources.

Preparations continue at the La Prieta mine. Ore and waste handling facilities have been established and the main haulage route is being widened and rehabilitated. This past producing mine with modest mineral resources and large exploration potential is expected to add silver production by year end.

A total of 1,020 metres of underground diamond drilling was completed in 20 diamond core holes. Drilling was carried out to test for additional resources on the possible east extension of the Don Benito vein, between 1,500 and 1,534 metre elevations, and on the past producing Santa Bibiana vein between 1,380 and 1,460 metre elevations. Results from the drilling are being used to direct further exploratory development and, in the case of the Santa Bibiana vein, to justify the re-opening of a formerly producing mine.

A new surface drilling program of 7,000 metres has been planned and will start later this month once the rainy season has brought much needed water to the area.

GREAT PANTHER SILVER LIMITED
THREE AND SIX MONTHS ENDED JUNE 30, 2011 (UNAUDITED)	9

Cost per ounce for the second quarter of 2011 increased by 66% from US$9.74 in the second quarter of 2010 to US$16.18. This represents a 10% increase compared to the first quarter 2011 cost per ounce of US$14.65. The increase over 2010 is due to increased smelter and transportation charges, higher tonnes mined and milled at a lower grade, and lower by-product credits due to decreased gold, lead and zinc production.

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Direct cash production costs	$ 2,214	$ 2,091	$ 2,200	$ 1,906	$ 1,806	$ 1,291	$ 1,403	$ 1,188
Smelter and transportation	567	580	430	362	379	374	329	328
Total cash cost	$ 2,781	$ 2,671	$ 2,630	$ 2,268	$ 2,185	$ 1,665	$ 1,732	$ 1,516
By-product credits (1)	(963)	(996)	(1,183)	(1,075)	(1,066)	(1,006)	(832)	(760)
CAD Cash operating costs	$ 1,818	$ 1,675	$ 1,447	$ 1,193	$ 1,119	$ 659	$ 900	$ 756
USD Cash operating costs	$ 1,756	$ 1,650	$ 1,430	$ 1,149	$ 1,090	$ 632	$ 852	$ 691
Payable Silver Production	108,487	112,630	129,803	118,647	111,923	114,303	100,852	109,359
USD Cash cost per ounce of silver	$ 16.18	$ 14.65	$ 11.02	$ 9.68	$ 9.74	$ 5.53	$ 8.45	$ 6.32

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

RESOURCES UPDATE

Guanajuato Mine

Thirty-seven diamond core holes were completed in underground diamond drilling for a total of 7,172 metres. Major drilling programs were re-initiated during the second quarter to further explore the Deep Rayas Clavo (14 drill holes totaling 3,654 metres) and the Guanajuatito North Zone (14 drill holes totaling 2,775 metres). Additionally, two drill holes were completed at Valenciana, totaling 426 metres, and seven drill holes were completed at Los Pozos, totaling 317 metres.

Results to date are being compiled and will be announced in due course. During the third quarter, it is expected that the Deep Rayas drill rig will move to the Los Pozos area and then on to Valenciana exploration. The Valenciana area is currently being rehabilitated and additional drill stations established in order to accommodate the deep drilling program. Drilling to explore the Guanajuatito area will continue to explore the North Zone to depth while additional rigs will drill the Santa Margarita inferred resource area and a new, smaller rig will drill the deeper resource area of Cata.

Meanwhile, underground development continues, providing additional diamond drill stations for the Santa Margarita, Deep Valenciana and Guanajuatito areas. Underground diamond drilling is being accelerated in the third and fourth quarters.

New resource estimates are being compiled to take account of the new vein intercept data from recent drilling. A NI 43-101 compliant resource estimate for the Guanajuatito North Zone is expected later in the third quarter.

San Ignacio

The San Ignacio mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts our main Guanajuato mines.

Diamond drilling has continued at San Ignacio, where silver-gold mineralization was initially intersected in the third quarter of 2010 and results announced for the first eight diamond core holes. As drilling continued and results were compiled, steps were taken to prepare an internal NI 43-101 compliant resource estimate. As a result of a stringent Quality Assurance ("QA") procedure, it was observed that there was no consistent correlation between the original and quarter-core check assays in the first nine holes. As such, on May 24,

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2011, we announced our decision to postpone the NI 43-101 compliant mineral resource estimate for the San Ignacio property pending further drilling.

Visible silver sulphides can be identified in some zones and certain check assays correlate well with the original assays while others do not. Check assaying at ALS Chemex in Vancouver, B.C. and SGS in Durango has ruled out any laboratory error at the Guanajuato on-site SGS laboratory. Quality Control ("QC") core logging and sampling procedures of the San Ignacio cores have been reviewed by Dave Rennie, P. Eng, of Roscoe Postle Associates and some modifications were made, with more rigorous logging and sample collection protocols now in place.

During the second quarter, eight diamond drill holes totalling 3,458 metres were completed. Re-logging and quarter core sampling of the initial nine drill holes is ongoing. Three of the recent holes were twins of the initial 9 holes. Twenty-one holes have now been drilled at San Ignacio, for a cumulative total of 9,558 metres and drilling is continuing with one drill rig to delimit the mineralization. A second drill should arrive by September.

A comparison of the twin holes with the original holes, as well as continued check assaying is confirming that extreme short scale variability exists in some places within the silver-gold epithermal quartz veins at San Ignacio. Larger diameter HQ core is now being used in order to increase the sample size. QA/QC checking is ongoing in order to build a larger database for statistical analysis. We have decided not to release any further assays from San Ignacio until the check program is complete, estimated to be later in the third quarter. When this has been completed and reviewed, we will then proceed with the mineral resource estimate. As a complement to the drilling, detailed surface geological mapping and rock sampling continue to identify further targets.

We have started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining. During the course of development, any ore from the San Ignacio mine property will be trucked to our Guanajuato plant for processing, where capacity currently exists to double ore throughput.

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Topia Mine

Mine development continued to extend known areas and provide access to new mining areas. A surface road has been established at the San Gregorio/El Rosario vein operations to provide access to the veins at the 1,630 metre elevation which is 30 and 50 metres, respectively, below the current workings. At the Durangueno mine, the San Gregorio vein is being explored and prepared for production on the 1,475 elevation. As there are limited mineral resources and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments will provide for additional production in the second half of the year and add new mineral resources.

A total of 1,020 metres of underground diamond drilling was completed in 20 diamond core holes. Drilling was carried out to test for additional resources on the possible east extension of the Don Benito vein, between 1,500 and 1,534 metre elevations, and on the past producing Santa Bibiana vein between 1,380 and 1,460 metre elevations. Results from the drilling are being used to direct further exploratory development.

A new surface program of 7,000 metres has been planned and will start later this month once the rainy season has brought much needed water to the area.

The 2011 Measured and Indicated Mineral Resources estimate is 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, the Inferred Mineral Resource estimate is 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces), a 109.3% increase over the previous estimate.

The significant increase in our resource base at Topia is a validation of the longevity of this high grade silver-gold-lead-zinc mine. Considering there were no compliant resources when we bought the Topia mine, we have consistently increased the resource base with every drill program, while increasing production at the same time.

It is anticipated that, with additional drilling, the resource will continue to increase. This “rolling resource” is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining.

The summer 2011 Topia mine surface drill program will focus on the Oliva vein (west portion) and, in the same area, the eastern portion of the Recompensa vein and several intermediate veins of interest identified in the 2010 program. Also, more detailed drilling is planned at La Prieta, which can significantly upgrade the present inferred resource on the La Prieta veins as well as on three other subsidiary veins. Detailed drilling on the Higueras vein, along with strike extensions of the San Gregorio and El Rosario veins will continue to grow the Topia mine mineral resources. The Argentina vein, which remains open to expansion at depth and to the east for approximately 500 metres below old mine workings, will be drill tested this summer.

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SELECTED QUARTERLY INFORMATION

	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4 (1)	2009 Q3 (1)
Revenue	$ 8,560	$ 15,460	$ 13,809	$ 11,165	$ 9,317	$ 7,915	$ 9,850	$ 8,886
Cost of sales (excluding amortization and depletion)	4,193	5,831	6,360	5,367	5,029	4,405	4,698	4,637
Earnings from mining operations (2)	3,951	8,613	6,322	4,679	3,425	2,516	4,248	3,371
Income (loss) for the period	2,501	7,009	2,265	3,050	4,368	977	1,037	(114)
Basic earnings (loss) per share	0.02	0.06	0.02	0.03	0.04	0.01	0.01	(0.00)
Diluted earnings (loss) per share	0.02	0.05	0.02	0.03	0.04	0.01	0.01	(0.00)
Adjusted EBITDA (3)	3,116	8,397	4,346	4,747	2,486	3,179	3,037	1,857
Cash and cash equivalents	36,760	15,166	13,967	9,364	10,883	9,250	13,312	2,908
Working capital	51,947	29,291	18,812	13,200	17,069	18,438	18,153	4,844

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated in IFRS.

(2)	“Earnings from mining operations” are defined as gross profit.

(3)

“Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-IFRS Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements.

There can also be significant variances in our reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter. Fluctuations in foreign currency, specifically the Mexican peso and US dollar vis-à-vis the Canadian dollar can also result in considerable variances in foreign exchange gains/losses.

SECOND QUARTER DISCUSSION

For the three and six months ended June 30, 2011, we earned revenue of $8.6 million and $24.0 million, respectively, compared to $9.3 million and $17.2 million for the same periods in 2010, a decrease of 8% and an increase of 40%, respectively. Revenue decreased by $6.9 million, or 45%, during the second quarter 2011 compared to the first quarter 2011.

This decrease in revenue is due to delays in shipments of concentrate from our Guanajuato mine offset in part by an increase in metal prices. For the three months ended June 30, 2011, average realized prices for silver, gold, lead and zinc prices increased by 99%, 26%, 37% and 19%, respectively, on a year over year

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basis. Compared to the first quarter of 2011, average realized silver, lead and zinc prices for the second quarter of 2011 decreased by 3%, 8% and 9%, respectively, while gold prices increased by 1%.

Our realized average metal prices and the average Canadian exchange rates against the United States dollar and Mexican pesos for the three months ended June 30, 2011 and 2010 are as follows:

	2011 Q2	2011 YTD	2010 Q2	2010 YTD
Silver (U.S. $ / oz.)	$36.21	$37.02	$18.21	$18.10
Gold (U.S. $ / oz.)	$1,527.09	$1,515.02	$1,212.30	$1,205.57
Lead (U.S. $/ lb.)	$1.12	$1.17	$0.82	$0.90
Zinc (U.S. $/ lb.)	$1.00	$1.05	$0.84	$0.93
CAD / USD	0.968	0.977	1.028	1.035
CAD / MXP	0.083	0.082	0.082	0.082

We sell our concentrates for both the Topia and Guanajuato mines through contracts with third party metal traders. During the second quarter, the principal trader, who is contractually obligated to take agreed upon concentrate volumes from Guanajuato, initially advised us that there would be delays in fulfilling their contractual obligations until later in the quarter, at which time they would catch up and clear the backlog. Towards the end of the quarter, they advised that the delays would persist due to conditions at the smelter. We have been working with this trader continuously and towards the end of June, we were able to arrange for the sale of a portion but not all of the concentrates. The sale of concentrates from the Topia mine have been unaffected by this issue as these are sold to a different trader.

Total plant throughput of 56,643 tonnes for the Topia and Guanajuato operations for the second quarter 2011 increased by 30% compared to 43,554 tonnes for the second quarter of 2010. As compared to the first quarter of 2011, plant throughput increased by 5% from 53,993 tonnes in the first quarter 2011.

Cost of sales (excluding amortization and depletion) was $4.2 million and $10.0 million for the three and six months ended June 30, 2011, respectively, compared to $5.0 and $9.4 million for the same periods in 2010. The year over year decrease in cost of sales is primarily due to delayed shipments from the Guanajuato mine offset in part by higher site costs. For the three months ended June 30, 2011, we had gross profit (earnings from mining operations) of $4.0 million compared to $3.4 million in the same period in 2010, an increase of 15%. Gross profit for the six months ended June 30, 2011 was $12.6 million compared to $5.9 million in 2010. The year over year increase is mainly due to higher metal prices.

The total combined cash cost per ounce of silver produced was US$11.84 for the three months ended June 30, 2011, a 54% increase compared to US$7.70 for the same period in 2010 and a 59% increase compared to US$7.43 for the full year 2010. Cash operating costs at both mines were up over the second quarter of 2010 due to higher site costs and lower recoveries. Smelter charges at both mines were higher as a result of new smelter contracts. These increases were partially offset by higher gold prices which reduced unit costs.

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Amortization and depletion of mineral properties, plant and equipment for the three and six months ended June 30, 2011 were $0.4 million and $1.4 million, respectively, compared to $0.9 million and $1.9 million in the same periods in 2010. The decrease in amortization is due to the significant increase in Guanajuato concentrate inventory. Once the inventory is sold in subsequent periods, the amortization will be released from inventory to the statement of comprehensive income. Higher capitalized mine development costs compared to the prior year were offset by extensions in the mines lives of Guanajuato and Topia to five and 10 years, respectively, at December 31, 2010 and from 3 and 10 years at the end of the first quarter of 2010. Topia’s mine life was subsequently extended from 7 to 10 years at the end of the first quarter 2010.

General and administrative expenses were $1.6 million and $3.4 million for the three and six months ended June 30, 2011, respectively, compared to $1.3 million and $2.6 million for the same periods in 2010. The increase was primarily due to higher business development activity, additional costs associated with our listing on the NYSE Amex stock exchange, expansion of our investor relations program including the addition of our Vice President Corporate Development, implementation of our enterprise resource planning system and the conversion to IFRS.

Finance costs decreased by $0.2 million for the three and six months ended June 30, 2011 as compared to the same periods in 2010. The decrease relates to accretion of the remaining convertible loan notes which were converted in the first quarter of 2011.

We recorded foreign exchange gains of $0.2 million and $0.6 million for the three and six months ended June 30, 2011. During the three and six months ended June 30, 2011, the Mexican peso appreciated against the Canadian dollar and foreign exchange gains resulted on the translation of net monetary assets and liabilities at June 30, 2011. For the same periods in 2010, we recorded a loss of $0.6 million and a gain of $0.4 million, respectively. During the second quarter of 2010, the Mexican peso depreciated against the Canadian dollar, partially reversing the foreign exchange gain recorded during the first quarter.

Income tax expense for the three and six months ended June 30, 2010 was $0.1 million and $0.2 million, respectively, compared to recovery of income taxes of $3.0 million and $2.1 million for the same periods in 2010. The recovery in the second quarter of 2010 was primarily due to the reversal of a $3.1 million deferred income tax provision which was a result of the completion of tax planning that will allow for the utilization of Mexican tax loss carry-forwards.

Net income for the three and six months ended June 30, 2011 was $2.5 million and $9.5 million, respectively, compared to $4.4 million and $5.3 million for the same periods in 2010. The increase in net income is primarily attributable to gross profit (earnings from mining operations) which improved over the prior year as a result of higher metal prices, foreign exchange gains resulting from the appreciation of the Mexican peso against the Canadian dollar and decrease in financing costs due to extinguishment of the remaining convertible notes. These gains were offset by higher general and administrative costs and the reversal of the deferred income tax provision in the second quarter of 2010.

Adjusted EBITDA (as defined below in the “Non-IFRS Measures” section) was $3.1 million and $11.5 million for the three and six months ended June 30, 2011, respectively, compared to $2.5 million and $5.7 million during the same periods in 2010.

NON-IFRS MEASURES

Cash Costs per Ounce of Silver

The non-IFRS measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and more flexibility

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in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Condensed Consolidated Interim Statements of Comprehensive Income (Loss).

	Guanajuato		Topia		Consolidated
	2011 Q2	2010 Q2	2011 Q2	2010 Q2	2011 Q2	2010 Q2
CAD Cost of sales	$1,677	$3,031	$2,516	$1,998	$4,193	$5,030
Smelting and refining	163	242	455	399	618	641
CAD Gross by-product revenue (1)	(1,248)	(1,427)	(1,051)	(1,196)	(2,299)	(2,623)
Cost of custom milling	-	-	(102)	(83)	(102)	(83)
CAD Cash operating costs	$593	$1,846	$1,818	$1,118	$2,411	$2,964
USD Cash operating costs	$540	$1,796	$1,756	$1,090	$2,295	$2,885
Payable Silver Production	85,427	262,708	108,487	111,923	193,914	374,631
USD Cash cost per ounce of silver	$6.32	$6.83	$16.18	$9.74	$11.84	$7.70

	Guanajuato		Topia		Consolidated
	2011 YTD	2010 YTD	2011 YTD	2010 YTD	2011 YTD	2010 YTD
CAD Cost of sales	$5,230	$5,987	$4,794	$3,447	$10,024	$9,435
Smelting and refining	612	424	1,012	783	1,624	1,207
CAD Gross by-product revenue (1)	(3,378)	(2,993)	(2,145)	(2,302)	(5,523)	(5,295)
Cost of custom milling	-	-	(168)	(150)	(168)	(150)
CAD Cash operating costs	$2,465	$3,418	$3,493	$1,777	$5,957	$5,195
USD Cash operating costs	$2,390	$3,308	$3,406	$1,721	$5,796	$5,030
Payable Silver Production	321,236	467,601	221,117	226,226	542,353	693,827
USD Cash cost per ounce of silver	$7.44	$7.08	$15.40	$7.61	$10.69	$7.25

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by- products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the

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issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the 2011 and 2010 financial statements:

	2011 Q2	2010 Q2	2011 YTD	2010 YTD
Income (loss) for the period	$2,501	$4,368	$9,510	$5,345
Provision (recovery) of income taxes	143	(3,048)	222	(2,100)
Interest expense	24	273	291	522
Amortization and depletion of mineral properties, plant and equipment	448	876	1,490	1,881
EBITDA	3,116	2,469	11,513	5,648
Stock-based compensation	-	16	-	16
Adjusted EBITDA	$3,116	$2,485	$11,513	$5,664

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2011, we had working capital of $51.9 million and cash and cash equivalents of $36.8 million compared to working capital of $18.8 million and cash and cash equivalents of $14.0 million at December 31, 2010.

We plan to produce 2.87 million Ag eq oz in 2011 and invest $13 million in capital expenditures and $11 million in mineral property exploration expenditures (which are capitalized). These investments in 2011 will include additional equipment, plant upgrades and an extensive exploration drilling program. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund our operations without requiring any additional capital during the next twelve months.

At the date of this MD&A, we had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

Cash flows provided by operating activities were $2.2 million and $4.9 million for the three and six months ended June 30, 2011, compared to cash flows provided by operating activities of $5.5 million and $3.7 million during the corresponding periods in 2010. The decrease is mainly attributable to delayed shipments of concentrate from Guanajuato which has resulted in higher concentrate inventory and accounts receivable balances at the end of the quarter.

Investing Activities

For the three and six months ended June 30, 2011, we had net cash outflows from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $5.0 million and $9.3 million, respectively, compared to net cash outflows of $3.6 million and $6.3 million for the three and six months ended June 30, 2010, respectively.

We plan to invest $24 million in capital expenditures, including $11 million in capitalized mineral property exploration expenditures, in 2011.

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Financing Activities

Cash flows provided by financing activities were $24.6 million and $27.2 million, respectively, for the three and six months ended June 30, 2011. Cash flows used in and provided by financing activities for the three and six months ended June 30, 2010 were $0.2 million and $0.4 million, respectively. On April 12, 2011, we closed a bought deal financing with a syndicate of underwriters for net proceeds of $22.5 million. During the quarter we also received proceeds from the exercise of warrants and options and repaid the remaining balance of the promissory notes.

OUTLOOK

We continue to work towards achieving the goals of our 3-year (2010-12) growth strategy for our two operations. Key to the success of the growth strategy is the delineation of new NI 43-101 compliant Mineral Resources and drilling is being accelerated in 2011 to achieve these goals for 2012. The addition of new production areas from the increased development in the first two quarters, together with better grade control are anticipated to lead to increased mine output and higher grades in the second half of 2011. The recent drop in ore grades at both operations is being addressed as the cost per ounce at both mines is sensitive to grade. The 2012 mine plans will be confirmed once the drill results for the current programs have been interpreted, and mineral resources are updated.

NI 43-101 compliant Mineral Resource for Topia support current and future mine expansions and the plant capacity has been increased to accommodate the planned expansions. NI 43-101 resource estimates for Guanajuato support medium term production goals and plant capacity has already exceeded what is required to achieve these. Our published resources did not include estimates for the Guanajuatito area and the San Ignacio property. The new NI 43-101 Mineral Resource estimates for San Ignacio and Guanajuatito are being prepared for release later this year while the resources for other areas of Guanajuato will be updated as new drilling data is interpreted.

As noted in the “Recent Developments” section, in response to delays in shipments of concentrate from our Guanajuato mine stemming from issues with our metal trader’s smelter, we have been working directly with other metal traders and smelters to sell the balance. Consequently, we have reached a new agreement with another mine operator in Mexico, whereby they will process the majority of our Guanajuato concentrates on a monthly basis. We expect that this new arrangement, together with the existing contract, will allow us to sell the concentrate inventory on hand at Guanajuato through the balance of 2011.

TRANSACTIONS WITH RELATED PARTIES

We entered into the following transactions with related parties:

	2011 Q2	2010 Q2	2011 YTD	2010 YTD
Consulting fees paid or accrued to companies controlled by directors of the Company	$188	$150	$367	$277
Consulting fees paid or accrued to a company controlled by an officer of the Company	$39	$22	$93	$96
Director fees paid or accrued to companies controlled by directors of the Company	$-	$18	$-	$35
Office and administration fees paid or accrued to a company controlled by a director of the Company	$21	$21	$43	$44
Cost recoveries received or accrued from a company with a common director of the Company	$-	$16	$-	$51

As at June 30, 2011, $59 (December 31, 2010 – $167) was due to companies controlled by our officers and directors and was included in accounts payable. Amounts due from companies with a common director were $126 (December 31, 2010 – $75) and were included in trade and other receivables.

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The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with International Financial Reporting Standards (“IFRS”), we are required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. We continuously review our estimates and assumptions using the most current information available.

As these are our financial statements using IFRS, readers should refer to Note 3 of the condensed consolidated interim financial statements for the second quarter ended June 30, 2011, for our critical accounting policies and estimates.

CHANGES IN ACCOUNTING POLICIES

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its condensed consolidated interim unaudited financial statements for the three and six months ended June 30, 2011 using IFRS. Due to the requirement to present comparative financial information, the Company restated its statement of financial position as at January 1, 2010 (“transition date”).

Notes 2 and 14 to the accompanying condensed consolidated interim unaudited financial statements provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company recorded an increase in shareholder’s equity of $3.6 million as at January 1, 2010.

The following table is a summary of the adjustments made to shareholders’ equity as at December 31, 2010, June 30, 2010 and January 1, 2010 on adoption of IFRS as outlined in the notes to the condensed consolidated interim unaudited financial statements, expressed in thousands of Canadian dollars.

	January 1	June 30	December 31
	2010	2010	2010
Total shareholders' equity reported under Canadian GAAP	$26,856	$27,506	$35,553
Increases (decreases) net of tax:
Mine development costs	4,150	6,256	9,518
Reclamation and remediation provision	(475)	(936)	(1,091)
Convertible notes	253	182	76
Deferred tax liabilities	(344)	-	-
Total IFRS adjustments to shareholders' equity	3,584	5,502	8,503
Shareholders' equity under IFRS	$30,440	$33,008	$44,056

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Comprehensive Income Impact

As a result of the accounting policy choices selected and the changes required to be made under IFRS, the Company has also recorded a reduction in total comprehensive income of approximately $1.9 million for the six months ended June 30, 2010 and an increase of approximately $4.9 million for the year ended December 31, 2010.

The following table is a summary of the adjustments made to comprehensive income for the six months ended June 30, 2010 and the year ended December 31, 2010 on adoption of IFRS (outlined in the notes to the condensed consolidated interim unaudited financial statements), expressed in thousands of Canadian dollars.

	3 months ended	6 months ended	Year ended
	June 30	June 30	December 31
	2010	2010	2010
Total comprehensive income (loss) as reported under Canadian GAAP	$1,896	$(333)	$1,935
Increases (decreases) in respect of:
Mine development costs	1,625	2,548	5,826
Reclamation and remediation provision	(48)	(412)	(303)
Convertible notes	(41)	(71)	(179)
Cumulative translation adjustment	(48)	(491)	(771)
Deferred tax liabilities	1,227	344	346
Total IFRS adjustments to comprehensive income	2,715	1,918	4,919
Total comprehensive income as reported under IFRS	$4,611	$1,585	$6,854

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no material impact on cash flows and no reclassifications other than capitalized exploration costs which have been reclassified from operating to financing.

Internal Controls Over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

FUTURE ACCOUNTING PRONOUNCEMENTS

The following are accounting standards anticipated to be effective January 1, 2013:

Presentation of items of other comprehensive income (“OCI”)

IAS 1 is amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is

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currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supercedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based

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Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

SUBSEQUENT EVENTS

Purchase of Silver-Gold Project in Guanajuato

On July 18, 2011, we announced the acquisition of four mining concessions, totaling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato. The four claims were purchased for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico). A royalty of 1.3% is payable to the seller from ore produced from the four claims.

Securities outstanding

At the date of this MD&A, we had 134,233,008 common shares issued and 3,199,154 warrants and 1,843,000 options outstanding.

Fully diluted, the issued and outstanding shares of Great Panther would be 139,275,162.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2010 and in each management discussion and analysis, available on SEDAR at http://www.sedar.com.

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Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

We disclaim any intention and assume no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or our website at http://www.greatpanther.com.

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